

May 1, 2013

VIA E-mail
Chris Hymel
President
Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583

> **Re:**   **Signal Advance, Inc.**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form S-1**
> **Submitted March 19, 2013**
> **Response Submitted April 18, 2013**
> **CIK No. 0001545061**

Dear Mr. Hymel:

We have reviewed your letter submitted April 18, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

1.   We will continue to evaluate your responses to prior comments 1-2 and 11 when you amend your registration statement.

2.   Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Statement of Cash Flow, page 13

3.   We note the proposed statement of cash flow included in your response dated April 5, 2013. Please revise to begin the statement of cash flow with the same net loss that is presented in your statements of income and retained earnings (accumulated deficit) on page 12, then adjust net loss by all non-cash expense items, including items paid in stock. Capital investment appears to be a non-cash item which should not be presented as

a financing activity, but included under the supplemental disclosures of non-cash activities. Additionally, the conversion of $120,000 of trade payable debt for equity should be disclosed as a non-cash supplemental disclosure.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: (via e-mail): Richard C. Seltzer, Esq.